UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year ended July 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-04129
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Financial Statements and Supplemental Schedule
July 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Page
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits July 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits Years ended July 31, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedule*

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) July 31, 2005	10

* All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Signature	11

Index to Exhibit	12

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	13
Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
The Plan Committee
Zale Corporation Savings and Investment Plan:
We have audited the accompanying statements of net assets available for benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of July 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Zale Corporation Savings and Investment Plan as of July 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Dallas, Texas
January 4, 2006

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Net Assets Available for Benefits
July 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value:
Cash and short-term investments	$225,920	$316,584
Common stock mutual funds	58,674,588	47,943,230
Bond mutual funds	12,172,648	11,534,684
Government securities mutual funds	19,737,008	18,753,207
Zale Corporation common stock	20,886,948	18,143,633
Participants’ loans	4,438,994	4,561,207

Total investments	116,136,106	101,252,545
Receivables:
Employer contributions	2,001,480	1,951,564
Employees’ contributions	299,062	—
Other receivables	63,107	55,101

Total receivables	2,363,649	2,006,665
Liabilities – excess contributions payable	135,825	108,190

Net assets available for benefits	$118,363,930	$103,151,020

See accompanying notes to financial statements.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended July 31, 2005 and 2004

	2005	2004
Increases in net assets:
Investment income:
Net appreciation	$12,290,103	$7,904,333
Interest and dividends	2,460,241	1,975,176
Contributions:
Employer	1,973,383	1,946,507
Participants	8,109,513	7,431,957
Rollovers	264,023	126,818

Total contributions	10,346,919	9,505,282
Total increases in net assets	25,097,263	19,384,791
Decreases in net assets:
Payments to participants and beneficiaries	(9,748,522)	(9,075,762)
Refund of excess contributions	(135,831)	(108,190)

Total decreases in net assets	(9,884,353)	(9,183,952)
Net increase in net assets available for benefits	15,212,910	10,200,839
Net assets available for benefits, beginning of year	103,151,020	92,950,181

Net assets available for benefits, end of year	$118,363,930	$103,151,020

See accompanying notes to financial statements.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2005 and 2004
(1)	Description of Plan

The Zale Corporation Savings and Investment Plan (the Plan) is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
(a)	General

Employees are eligible to participate in the Plan on the first day of the month that coincides with or following the date on which the employee has both i) completed one year of service and ii) attained age 21. One year of service is defined by the Plan as a 12-month period commencing on the date of employment or anniversary thereof during which the employee has completed 1,000 or more hours of service with Zale Corporation or any of its related affiliates (the Company or Employer). Employees covered under a collective bargaining agreement, which does not provide for participation in the Plan, and certain nonresident aliens are excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Employee Contributions

Under the Plan, participants are permitted to voluntarily contribute, on a pre-tax basis, from 1% to 30% of their annual earnings to their respective Employee 401(k) Contribution Account. All participants are subject to Internal Revenue Service (IRS) limitations on these contributions. The maximum amount a participant could contribute under this limitation is $14,000 and $13,000 for each calendar year 2005 and 2004, respectively. Effective August 1, 2002, employees who are or will be at least 50 years of age by the end of a calendar year are eligible to make additional pre-tax contributions called catch-up contributions to the Plan at any time during such calendar year. The maximum amount of catch-up contributions a participant can contribute is $4,000 and $3,000 for the calendar years 2005 and 2004, respectively.

(c)	Employer Contributions

The Plan provides that the Company make matching contributions (Employer 401(k) Matching Contributions) to each eligible participant who voluntarily contributes to the Plan.

To be eligible for an Employer 401(k) Matching Contribution, the Plan requires that a participant be employed on the last day of the Plan year (July 31) in order to receive an allocation of matching contributions, unless the participant has died, retired on or after Normal Retirement Date (i.e., the later of age 65, or the fifth anniversary of the date the participant commenced participation in the plan), or has become disabled (as defined in the Plan) during the Plan year. Further, the Employer 401(k) Matching Contribution per participant is 50% of the first 4% of annual compensation contributed to the Plan as a salary deferral contribution. The Plan authorizes the Company to make Employer 401(k) Matching Contributions in cash or Company Common Stock. For Plan years ended July 31, 2005 and 2004, Employer 401(k) Matching Contributions were made in cash. Employer 401(k) Matching Contributions are allocated after the end of the Plan year. In addition, forfeitures may be used to help pay the Plan’s administrative expenses as well as to reduce matching contributions in accordance with ERISA (see notes 1(f) and 1(h) for vesting and forfeiture details).

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2005 and 2004
(d)	Investment Options

Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to the following investment options:

Dreyfus Government Fund Option	Invests solely in securities issued and guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements collateralized by these securities.

Bond Investment Option	Invests primarily in domestic fixed income securities such as corporate bonds, U.S. government securities, certificates of deposit, commercial paper, and other fixed income securities.

Growth and Income Investment Option	Invests in domestic and international common stocks, other equity securities, corporate and government bonds, and short-term cash equivalents.

Growth Investment Option	Invests primarily in domestic common stocks and other equity securities, with a smaller allocation to international securities.

Aggressive Growth Investment Option	Invests primarily in common stocks and other equity securities of small, rapidly growing companies and also larger companies with strong growth potential. This option invests in both domestic and international securities.

Global Investment Option	Invests primarily in common stocks and other equity securities of companies based both within and outside of the United States.

Zale Corporation Common Stock	Participants may invest up to 25% of their past and future salary deferral contributions and employer matching contributions in Zale Corporation Common Stock. Employer matching contributions made in the form of Zale Corporation Common Stock are invested in such stock without regard to the 25% limit unless the participant directs otherwise in which case any subsequent participant investment of such contributions in Zale Corporation Common Stock is subject to the 25% limit. Employer matching contributions made in the form of cash are invested pursuant to the participant’s direction, subject to the 25% limit on investments in Zale Corporation Common Stock.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2005 and 2004
Participants may change their investment options daily. After initial contributions, participants may reallocate investments in these investment options. Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective investment programs of the Plan.

(e)	Loan Provisions

The Plan allows eligible participants to borrow from their Employee 401(k) Contribution and Rollover Accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the participant investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the Wall Street Journal prime interest rate at the time the loan is made plus 2%, as determined by the Company’s Plan Committee (the Committee). Interest rates ranged between 6.25% and 8.25% for loans established during the Plan year ended July 31, 2005 and between 6.00% and 6.25% for loans established during the Plan year ended July 31, 2004. Principal and interest are paid ratably through biweekly payroll deductions.

(f)	Vesting

A participant is automatically fully vested in employee contributions and Employer 401(k) Matching Contributions plus actual earnings thereon.

For Plan years ended through July 31, 1998, the Company made discretionary profit sharing contributions to the Plan that vested over a 7-year period.

(g)	Distributions and Withdrawals

A participant will be entitled to a complete distribution of his Plan accounts upon his retirement, disability or termination of employment for any reason in the form of a lump sum cash distribution or a direct rollover to an individual retirement account or another employer qualified plan (collectively an Eligible Retirement Plan). In the event of a participant’s death, his accounts will be distributed to his beneficiary. In any case, if the participant’s vested account balance is less than $1,000, it will be automatically distributed in the form of a lump sum cash payment as soon as practicable following the distribution event unless the participant elects to roll it over to an Eligible Retirement Plan. If the participant’s vested account is at least $1,000, the participant may leave the balance in the Plan until the participant’s Normal Retirement Date. Participants may make hardship withdrawals during employment from their Employee 401(k) Contribution Accounts (but not the earnings thereon) but not Employer 401(k) Matching Contributions at specific times, subject to certain restrictions.

(h)	Forfeited Accounts

For the Plan years ended July 31, 2005 and 2004, forfeited non-vested accounts were approximately $125,000 and $90,000, respectively. Forfeited accounts may be used to reduce future Employer 401(k) Matching Contributions or help pay the Plan’s administrative expenses in accordance with

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2005 and 2004
ERISA, however, for the Plan years ended July 31, 2005 and 2004 forfeited accounts were not used in this manner.

(i)	Tax Status

The Plan has received a favorable determination letter dated August 4, 2003 from the IRS stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Internal Revenue Code (the Code). Although the Plan has been amended since receiving this determination letter, the Company believes the Plan is designed and continues to operate in accordance with the provisions of the Code.

(j)	Plan Administration

The Plan is administered by the Committee, which is appointed by the Company’s board of directors (the Board) or Chief Executive Officer. During the Plan year 2004 the Company retained the services of State Street Bank and Trust as trustee of the Plan. Effective August 1, 2004 Mellon Bank, N.A. was retained as trustee of the Plan. Mellon HR served as the Plan’s recordkeeper and, effective May 26, 2005, ACS HR Solutions, LLC acquired Mellon HR and, as a result, became the Plan’s recordkeeper. Additionally, the Committee retains the services of Capital Research & Consulting, an investment advisory firm, to monitor fund performances.
(2)	Plan Changes and Amendments

Effective March 28, 2005, the Plan reduced the dollar limit on mandatory lump sum cashout distributions from $5,000 to $1,000. Effective for the Plan year ended July 31, 2004, matching contributions were made in cash. Prior to Plan year 2004 matching contributions were made in Company Common Stock.

(3)	Amendment or Termination of the Plan

The Company’s Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion subject to the provisions of ERISA. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant’s account would be 100% vested and could be distributed under the direction of the Committee. The Board has no intention at this time to terminate the Plan.

(4)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The Plan uses the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

Investments in mutual fund securities and the Company’s Common Stock are valued at fair value based on quoted market prices as of the Plan’s year-end. Participants loans are valued at their unpaid principal balances. Purchases and sales of securities are recorded on a trade-date basis. The Plan offers seven investment options. These investment options are: Bond Investment, Dreyfus Government Fund, Growth and Income Investment, Growth Investment, Aggressive Growth

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2005 and 2004
Investment, Global Investment, and Zale Corporation Common Stock (see note 1(d) for detail of investment options).

Net appreciation and depreciation of investments are calculated based on the difference between the fair value of the investments as of the beginning of the Plan year, or purchase price if purchased during the Plan year, and the fair value of the investment as of the end of the Plan year, or the selling price if sold during the Plan year. Such amounts are shown as net appreciation or depreciation in these financial statements.

(c)	Administration Expenses

The Plan has a revenue sharing agreement with the Plan’s mutual funds and recordkeeper involving Sub Transfer Agent and 12b-1 revenues. Sub Transfer Agent and 12b-1 revenues are deposited directly to the Plan. Most administrative expenses related to the Plan’s investments are paid by the Plan and are offset by the Sub Transfer Agent and 12b-1 revenues. While it is not required that the Company pay administrative expenses not covered by Sub Transfer Agent, 12b-1 revenues, and forfeitures, the Company has done so in the past and may do so in the future. For the Plan year ended July 31, 2005, the Plan’s administrative expenses were offset by the revenue sharing funds. For the Plan year ended July 31, 2004, the Plan incurred approximately $158,000 in expenses that were not covered by funds received under the revenue sharing agreement and were paid by the Company.

(d)	Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

(e)	Risks and Uncertainties

The Plan provides for certain investments that are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.

(f)	Payment of Benefits

Payments to participants and beneficiaries are recorded when paid.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
Notes to Financial Statements
July 31, 2005 and 2004
(5)	Investments

The following investments are greater than 5% of the Plan’s ending net assets as of July 31, 2005 and 2004:

	2005		2004
Oppenheimer Ltd. Term Government Fund	$5,727,588	*	$5,799,496
Oppenheimer Strategic Income Fund	6,277,863		5,794,141
Bond Fund of America	5,894,785	*	5,740,542
Zale Corporation Common Stock	20,886,948		18,143,633

* Balance is less than 5% of ending net assets for the Plan year and is presented for comparative purposes.
For the Plan years ended July 31, 2005 and 2004, the Plan’s net appreciation (depreciation) in the fair value of investments is as follows:

	2005	2004
Bond Investment Option	$161,096	$389,843
Growth and Income Investment Option	1,908,958	1,407,821
Growth Investment Option	1,743,318	955,902
Aggressive Growth Investment Option	2,831,109	1,908,693
Global Investment Option	1,351,166	734,086
Dreyfus General Government Securities Money Market	—	1,000
Zale Corporation Common Stock	4,294,456	2,506,987

	$12,290,103	$7,904,332

As of July 31, 2005 and 2004, the Plan did not directly invest in any derivative financial instruments; however, the Bond Investment Option, Growth and Income Investment Option, Aggressive Growth Investment Option, and the Global Investment Option held by the Plan include mutual funds that invest in derivative financial instruments. As described in the investments’ prospectuses, futures, forwards, and options are used only for the purpose of managing the funds’ exposure to stock and bond markets and to fluctuations in interest rates and currency values.

(6)	Related-Party Transactions

During the 2005 and 2004 Plan years, the Plan engaged in related-party transactions with Mellon Bank, N.A. and State Street Bank and Trust in their roles as trustee and asset custodian of the Plan. Such transactions are considered to be exempt party-in-interest transactions.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
EIN: 75-0675400
Plan No.: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
July 31, 2005

	(b)		(c)	(e)
(a)	Identity of issuer	Shares	Description of investment	Current value
	Short-term investments/cash:
*	Mellon Bank		ST Investment Fund/Cash	$225,920

	Mutual funds:		Aggressive Growth Investment Option:
	American Funds	254,046	Amcap FD Inc Com	4,778,614
	Davis	150,671	Davis NY Venture Fund	4,841,045
	Franklin Templeton	126,260	Franklin Calif 250 Growth Fund	4,847,127
	Franklin Templeton	152,040	Franklin Strategic Fund	5,517,515

			Bond Investment Option:
	American Funds	439,254	Bond Fund of America	5,894,785
	Franklin Templeton	757,092	Franklin Custodian U.S. Gov. Securities Fund	4,966,524
	Oppenheimer	570,477	Oppenheimer LTD Term Govt Fund	5,727,588
	Oppenheimer	1,456,581	Openheimer Strategic Income Fund	6,277,863

			Growth Investment Option:
	American Funds	129,718	Growth Fund of America	3,790,361
	Janus	142,890	Janus Aspen Forty Portfolio	3,803,731
	Thompson Plumb	68,252	Thompson Plumb FDS Inc	3,136,866
	Washington Mutual	109,703	Washington Mutual Investors	3,443,567

			Growth and Income Investment Option:
	American Funds	293,977	Income Fund of America	5,497,364
	Mass. Financial Services	311,263	MFS Total Return Fund	5,039,353
	Putnam Mutual Funds	457,429	Putnam Asset Allocation	5,017,993
	Washington Mutual	590,168	Van Kampen Equity Income	5,199,376

			Global Investment Option:
	American Funds	60,869	Europacific Growth Fund	2,280,758
	Oppenheimer	36,267	Oppenheimer Global Fund	2,302,203
	Putnam Mutual Funds	91,503	Putnam International Equity Fund	2,210,715
	Franklin Templeton	105,043	Templeton Growth Fund	2,465,364

			Dreyfus Government Fund Option:
	Dreyfus Fund	3,545,532	General Government Securities Money Market Fund	3,545,532

*	Zale Corporation	614,322	Zale Corporation Common Stock	20,886,948

*	Participant Loans	4,438,994	Participant's Loans, interest rates ranging from
			6.25% – 8.25%	4,438,994

	Total			$116,136,106

*	Column (a) indicates each identified person/entity known to be a party in interest.
Historical cost (column (d)) is not presented on this schedule, as all investments are participant directed.
This supplemental schedule lists assets held for investment purposes as of July 31, 2005, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure.
See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zale Corporation Savings and Investment Plan

(Registrant)

Date January 26, 2006	/s/ Cynthia T. Gordon

Cynthia T. Gordon
Senior Vice-President, Controller
(principal accounting officer of the registrant)

INDEX TO EXHIBIT

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm